February 10, 2010

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549-4628

Attention:  H. Roger Schwall

Re:                               Golden Minerals Company

Registration Statement on Form S-1

Amendment No. 2 filed January 25, 2010

File No. 333-162486

Dear Mr. Schwall:

On behalf of Golden Minerals Company (the “Company”), set forth below is the Company’s response to the comments raised by the Staff of the Division of Corporation Finance during discussions held via telephone on February 9, 2010.  In connection herewith, the Company has filed via EDGAR Amendment No. 3 to the Registration Statement on Form S-1.  Enclosed with this letter is a copy of the changed pages marked to reflect the changes made.

At your request, we have also enclosed with this letter a copy of the “no objections” letter received from FINRA, and a copy of the authorization letter received from the NYSE Amex LLC.

Legal Opinion

As discussed, the amended filing includes a revised legal opinion which covers the 10,350,000 shares that may be offered pursuant to the prospectus.

Use of Proceeds (p. 19)

The Company has revised the use of proceeds description on page 19 of the prospectus to indicate the net proceeds that would be received, assuming that Sentient does not exercise its pre-emptive right and assuming that the over-allotment option is not exercised.  A corresponding change has been made in the exploration budget on page 49 of the prospectus.

The Company has added disclosure to address the proposed use of proceeds that may be received if Sentient exercises its pre-emptive right and/or if the over-allotment option is exercised.

Capitalization (p. 20)

The Company has revised the second introductory paragraph to the capitalization table to clarify the adjustment in the number of outstanding restricted common shares.  A corresponding change has been made to the introductory paragraph to the dilution table on page 23.

Offering Price (cover page)

The Company, upon further consultation with its U.S. and Canadian underwriters, has included a price range on the cover page of the prospectus.  It is currently estimated that the public offering price per share will be between $8.00 and $10.00 (the closing price of the Company’s common stock on the Toronto Stock Exchange on February 9, 2010 was $10.48, based on a closing price of Cdn$11.20 converted to U.S. dollars at the prevailing exchange rate on that date).  Accordingly, the Company has used $9.00, as the mid-point of the range, to calculate estimated proceeds figures throughout the prospectus.  Based on a mid-point public offering price per share of $9.00, the Company decided to increase the number of shares offered under the prospectus to 9,000,000 shares of common stock.

Mineralized Material (p. 43)

As we discussed, certain minor changes have been made to the disclosure regarding mineralized material to address comments received from the Company’s independent engineer.

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7348.

Sincerely,

/s/ Brian Boonstra

Brian Boonstra
for
DAVIS GRAHAM & STUBBS LLP

cc:	Timothy Levenberg, Special Counsel
Parker Morrill
Ken Schuler
Robert P. Vogels